FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-33136

Exeter Resource Corporation
(Translation of registrant's name into English)

Suite 1660, 999 West Hastings Street
Vancouver, British Columbia, Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Dated: August 8, 2013	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Press Release dated May 23, 2013, "Initial drilling at Angeles confirms potential of mineralized structure"
99.2	Press Release dated May 31, 2013, "Exeter Resource Corporation Reports Voting Results From Annual Meeting"
99.3	Press Release dated June 3, 103, "Exeter Announces JV Agreement For Water Exploration - Updated Caspiche Project Water Program"
99.4	Press Release dated June 10, 2013, "Exeter Granted Surface Rights to the Caspiche Gold Copper Project
99.5	Press Release dated July 8, 2013, "Exeter Reports on Drilling at Angeles - Expands Potential of Mineralized Structure"
99.6	Press Release dated August 1, 2013, "Unusual Trading Activity"